Filed pursuant to Rule 433

Dated November 16, 2022

Issuer Free Writing Prospectus supplementing the

Preliminary Prospectus Supplement

dated November 16, 2022 and the

Prospectus dated November 16, 2022

Registration No. 333-268404

Brookdale Senior Living Inc.

Offering of

2,500,000 7.00% Tangible Equity Units

(the “Units Offering”)

The information in this pricing term sheet relates only to the Units Offering and should be read together with (i) the preliminary prospectus supplement, dated November 16, 2022 (the “Preliminary Prospectus Supplement”), as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and (ii) the related base prospectus dated November 16, 2022 included in the Registration Statement (File No. 333-268404), in each case, including the documents incorporated by reference therein. Terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	Brookdale Senior Living Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	BKD/New York Stock Exchange (“NYSE”)

Pricing Date:	November 16, 2022.

Settlement Date:	November 21, 2022.

Last Reported Sale Price of the Common Stock on the NYSE on the Pricing Date:	$3.29

Title of Securities:	7.00% Tangible Equity Units (the “Units”).

Number of Units Offered:	2,500,000 Units (or 2,875,000 Units if the underwriters exercise their over-allotment option to purchase additional Units in full).

Stated Amount:	Each Unit has a stated amount of $50.00.

Composition of Units:

Each Unit is comprised of two parts:

•  a prepaid stock purchase contract issued by Issuer (a “Purchase Contract”); and

•  a senior amortizing note issued by Issuer (an “Amortizing Note”), which has an initial principal amount of $8.8996 per Amortizing Note, bears interest at a rate of 10.25% per annum and has a final installment payment date of November 15, 2025.

Fair Market Value of the Units:	Issuer has determined that the fair market value of each Amortizing Note is $8.8996 and the fair market value of each Purchase Contract is $41.1004.

Reference Price:	$50.00 divided by the Maximum Settlement Rate (rounded to the nearest $0.0001), which is initially approximately equal to the last reported sale price of Issuer’s Common Stock on the NYSE on the Pricing Date.

Threshold Appreciation Price:	$50.00 divided by the Minimum Settlement Rate (rounded to the nearest $0.0001), which is initially approximately $3.87 and represents an approximately 17.50% appreciation over the Reference Price.

Minimum Settlement Rate:	12.9341 shares of Common Stock per Purchase Contract (subject to adjustment as described in the Preliminary Prospectus Supplement).

Maximum Settlement Rate:	15.1976 shares of Common Stock per Purchase Contract (subject to adjustment as described in the Preliminary Prospectus Supplement).

Settlement Rate:	The following table illustrates the settlement rate per Purchase Contract and the value of Common Stock issuable upon settlement on the Mandatory Settlement Date, or in respect of any early settlement of a Purchase Contract at the option of a holder as described under “Description of the Purchase Contracts—Early Settlement” in the Preliminary Prospectus Supplement (other than in connection with a fundamental change), determined using the “applicable market value” (as defined in the Preliminary Prospectus Supplement) shown, subject to adjustment as described in the Preliminary Prospectus Supplement:

Applicable Market Value of Common Stock	Settlement Rate	Value of Common Stock Delivered (Based on the Applicable Market Value Thereof)

Less than the Reference Price	The Maximum Settlement Rate	Less than $50.00

Greater than or equal to the Reference Price but less than or equal to the Threshold Appreciation Price	A number of shares of Common Stock equal to $50.00, divided by the applicable market value	$50.00

Greater than the Threshold Appreciation Price	The Minimum Settlement Rate	Greater than $50.00

Early Settlement at Holder’s Election:

Until 5:00 p.m., New York City time, on the second scheduled trading day immediately preceding November 15, 2025, a holder may settle any or all of its Purchase Contracts early only under the following circumstances:

•

on or after February 15, 2023, on the second trading day immediately following the last trading day of any 20 consecutive trading day period during which the closing price of Common Stock has been greater than or equal to 110% of the Threshold Appreciation Price then in effect on each trading day in such 20 consecutive trading day period;

•

on or after February 15, 2023, during the five business day period after any ten consecutive trading day period (the “measurement period”) in which (x) the “trading price” (as defined under “Description of the Purchase Contracts—Early Settlement” in the Preliminary Prospectus Supplement) per Unit for each trading day of the measurement period was less than 97% of the product of the closing price of Common Stock and the Maximum Settlement Rate on each such trading day and (y) the closing price of Common Stock on each trading day of the measurement period was less than 70% of the Reference Price; or

•

upon the occurrence of specified corporate events as described under “Description of the Purchase Contracts—Early Settlement—Early Settlement upon Specified Corporate Events” in the Preliminary Prospectus Supplement.

If a holder elects to settle any or all of its Purchase Contracts early in accordance with the foregoing conditions, Issuer will deliver a number of shares of Common Stock for each such Purchase Contract based on the applicable Settlement Rate, unless such holder elects to settle its Purchase Contracts early in connection with a fundamental change, in which case such holder will receive upon settlement of such Purchase Contracts a number of shares of Common stock based on the fundamental change early settlement rate.

Upon early settlement at the holder’s election of a Purchase Contract that is a component of a Unit, the corresponding Amortizing Note will remain outstanding and beneficially owned by or registered in the name of, as the case may be, the holder who elected to settle the related Purchase Contract early.

Early Settlement Upon a Fundamental Change:

The following table sets forth the “fundamental change early settlement rate” (as defined in the Preliminary Prospectus Supplement) per Purchase Contract for each stock price and effective date set forth below:

Stock Price
Effective Date	$1.50	$2.00	$2.50	$3.00	$3.29	$3.50	$3.87	$4.50	$5.00	$6.00	$8.00	$10.00	$20.00	$30.00
November 21, 2022	13.9308	13.5680	13.2984	13.1084	13.0266	12.9776	12.9090	12.8278	12.6680	12.6512	12.6648	12.6869	12.7305	12.7373
February 15, 2023	14.0349	13.6607	13.3741	13.1688	13.0795	13.0259	12.9506	12.8612	12.7016	12.6798	12.6893	12.7093	12.7480	12.7536
May 15, 2023	14.1442	13.7602	13.4557	13.2332	13.1356	13.0767	12.9939	12.8951	12.7358	12.7086	12.7138	12.7315	12.7652	12.7699
August 15, 2023	14.2548	13.8641	13.5413	13.3002	13.1934	13.1287	13.0374	12.9284	12.7693	12.7364	12.7374	12.7529	12.7817	12.7856
November 15, 2023	14.3742	13.9805	13.6381	13.3753	13.2575	13.1858	13.0844	12.9632	12.8042	12.7650	12.7614	12.7746	12.7985	12.8018
February 15, 2024	14.4981	14.1077	13.7454	13.4578	13.3269	13.2470	13.1336	12.9981	12.8390	12.7929	12.7850	12.7958	12.8151	12.8179
May 15, 2024	14.6249	14.2474	13.8660	13.5498	13.4032	13.3132	13.1851	13.0323	12.8730	12.8198	12.8078	12.8164	12.8314	12.8340
August 15, 2024	14.7490	14.3983	14.0012	13.6522	13.4866	13.3841	13.2379	13.0644	12.9047	12.8443	12.8290	12.8356	12.8473	12.8498
November 15, 2024	14.8699	14.5688	14.1635	13.7751	13.5843	13.4650	13.2943	13.0936	12.9335	12.8662	12.8493	12.8543	12.8635	12.8659
February 15, 2025	14.9746	14.7548	14.3612	13.9270	13.7014	13.5581	13.3523	13.1147	12.9548	12.8831	12.8678	12.8717	12.8796	12.8821
May 15, 2025	15.0472	14.9451	14.6134	14.1323	13.8538	13.6715	13.4084	13.1161	12.9601	12.8927	12.8846	12.8883	12.8957	12.8982
August 15, 2025	15.0792	15.0864	14.9306	14.4541	14.0856	13.8237	13.4406	13.0623	12.9328	12.8966	12.9001	12.9039	12.9114	12.9139
November 15, 2025	15.1976	15.1976	15.1976	15.1976	15.1976	14.2857	12.9341	12.9341	12.9341	12.9341	12.9341	12.9341	12.9341	12.9341

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

if the applicable stock price is between two stock prices in the table or the applicable effective date is between two effective dates in the table, the fundamental change early settlement rate will be determined by straight line interpolation between the fundamental change early settlement rates set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365- or 366-day year, as applicable;

•

if the applicable stock price is greater than $30.00 per share (subject to adjustment in the same manner and at the same time as the stock prices set forth in the column headings of the table above), then the fundamental change early settlement rate will be the Minimum Settlement Rate; or

•

if the applicable stock price is less than $1.50 per share (subject to adjustment in the same manner and at the same time as the stock prices set forth in the column headings of the table above, the “Minimum Stock Price”), the fundamental change early settlement rate will be determined as if the stock price equaled the Minimum Stock Price, and using straight line interpolation, as described in the first bullet of this paragraph, if the effective date is between two effective dates in the table.

The maximum number of shares of Common Stock deliverable under a Purchase Contract is 15.1976, subject to adjustment in the same manner and at the same time as the fixed settlement rates as set forth under “Description of the Purchase Contracts—Adjustments to the Fixed Settlement Rates” in the Preliminary Prospectus Supplement.

Early Mandatory Settlement at Issuer’s Election:	Issuer has the right to settle the Purchase Contracts on or after November 15, 2023, in whole but not in part, on the second business day following Issuer’s giving notice of such election if the closing price of Common Stock for 20 or more consecutive trading days ending on the second trading day immediately preceding the “notice date” (as defined under “Description of the Purchase Contracts—Early Settlement at Our Election” in the Preliminary Prospectus Supplement) exceeds 130% of the Threshold Appreciation Price in effect on each such trading day. The “early mandatory settlement rate” will be the Settlement Rate that would apply as if the notice date was the applicable early settlement date (as described in “Description of the Purchase Contracts—Delivery of Common Stock” and “Description of the Purchase Contracts—Early Settlement” in the Preliminary Prospectus Supplement).

Initial Principal Amount of Amortizing Notes:	$8.8996 per Amortizing Note $22,249,000 in aggregate (or $25,586,350 in the aggregate if the underwriters exercise their over-allotment option to purchase additional Units in full).

Installment Payment Dates:	Each February 15, May 15, August 15 and November 15, commencing on February 15, 2023, with a final installment payment date of November 15, 2025.

Payments on the Amortizing Notes:	The Amortizing Notes will pay holders quarterly cash installments of $0.8750 per Amortizing Note (except for the February 15, 2023 installment payment, which will be $0.8166 per Amortizing Note), which cash payment in the aggregate will be equivalent to 7.00% per annum with respect to each $50 Stated Amount of Units. Each installment will constitute a payment of interest (at a rate of 10.25% per annum) and a partial repayment of principal on the Amortizing Note, allocated as set forth in the following amortization schedule:

Scheduled Installment Payment Date	Amount of Principal	Amount of Interest
February 15, 2023	$0.6038	$0.2128
May 15, 2023	$0.6624	$0.2126
August 15, 2023	$0.6794	$0.1956
November 15, 2023	$0.6968	$0.1782
February 15, 2024	$0.7147	$0.1603
May 15, 2024	$0.7330	$0.1420
August 15, 2024	$0.7518	$0.1232
November 15, 2024	$0.7710	$0.1040
February 15, 2025	$0.7908	$0.0842
May 15, 2025	$0.8110	$0.0640
August 15, 2025	$0.8318	$0.0432
November 15, 2025	$0.8531	$0.0219

Repurchase of Amortizing Notes at the Option of the Holder:	If Issuer elects to settle the Purchase Contracts early, holders of Amortizing Notes (whether as holders of Units or separate Amortizing Notes) will have the right to require Issuer to repurchase some or all of their Amortizing Notes for cash at a repurchase price per Amortizing Note equal to the principal amount of such Amortizing Note as of the repurchase date, plus accrued and unpaid interest on such principal amount from, and including, the immediately preceding Installment Payment Date to, but not including, the repurchase date, calculated at a rate of 10.25% per annum.

Units Public Offering Price:	$50.00 per Unit $125,000,000 in the aggregate (or $143,750,000 in the aggregate if the underwriters exercise their over-allotment option to purchase additional Units in full).

Underwriting Discount:	$1.50 per Unit $3,750,000 in the aggregate (or $4,312,500 in the aggregate if the underwriters exercise their over-allotment option to purchase additional Units in full).

Use of Proceeds:	The net proceeds from the sale of Units in the Units Offering, after deducting the underwriting discounts and estimated offering expenses, will be approximately $120.3 million (or $138.5 million if the underwriters exercise their over-allotment option to purchase additional Units in full). Issuer intends to use the net proceeds for general corporate purposes. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Joint Book-Running Managers:	BofA Securities, Inc. Barclays Capital Inc.

Listing:	Issuer has applied to list the Units on the NYSE under the symbol “BKDT.” However, Issuer can give no assurance that the Units will be so listed. If the Units are approved for listing, Issuer expects trading on the NYSE to begin within 30 calendar days after the Units are first issued.

CUSIP for the Units:	112463 302

ISIN for the Units:	US1124633025

CUSIP for the Purchase Contracts:	112463 401

ISIN for the Purchase Contracts:	US1124634015

CUSIP for the Amortizing Notes:	112463 AD6

ISIN for the Amortizing Notes:	US112463AD65

Issuer has filed a registration statement (including a prospectus and the Preliminary Prospectus Supplement) with the Securities and Exchange Commission (the “SEC”) for the Units Offering. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents Issuer has filed with the SEC for more complete information about Issuer and the Units Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting (i) BofA Securities, Inc.; Attn: Prospectus Department, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, or by telephone at (800) 294-1322, or by emailing dg.prospectus_requests@bofa.com or (ii) Barclays Capital Inc.; c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (888) 603-5847, or by emailing Barclaysprospectus@broadridge.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.